Exhibit 2.4

SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT (“Amendment”) is made this 13th day of December, 2012 (the “Effective Date”), by and between Dunmore Oil Co., Inc. and JoJo Oil Company, Inc. (individually and collectively, “Seller”), each a Pennsylvania corporation with an address of 1031 Reeves Street, Dunmore, PA 18512, on the one hand, and Lehigh Gas Partners LP as agent for and for the exclusive benefit of its permitted nominee or its permitted assigns (“Buyer”), a Delaware limited partnership with an address of 702 Hamilton Street, Suite 203, Allentown, PA 18101.

BACKGROUND

A.                                    Seller and Buyer are parties to that certain Asset Purchase Agreement dated November 30, 2012, as amended by that certain First Amendment to Asset Purchase Agreement dated December 4, 2012  (together, the “Agreement”) pursuant to which the Seller agreed to sell, and the Buyer agreed to purchase certain Properties and other Assets pursuant to the terms set forth therein.

B.                                    Simultaneously with the execution of this Amendment, Seller, as lessor, and Lehigh Gas — Ohio, LLC (“LGO”), as lessee, have entered into a certain Master Lease Agreement (the “Master Lease”) pursuant to which LGO will lease the Properties from Seller until Closing, all as more specifically set forth in the Master Lease.

C.                                    Seller and Buyer now desire to further amend certain provisions of the Agreement as set forth more fully below.

D.                                    Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Buyer and Seller, each intending to be legally bound hereby, agree as follows:

1.                                      LGP Realty Holdings LP, a Delaware limited partnership, is hereby added as a party to the Agreement.  Accordingly, the introductory paragraph of the Agreement is hereby amended and restated as follows:

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made this 30th day of November, 2012 (the “Effective Date”), by and between Dunmore Oil Company, Inc. and JoJo Oil Company, Inc. (individually and collectively, “Seller”), each a Pennsylvania corporation with an address of 1031 Reeves Street, Dunmore, PA 18512, on the one hand, and Lehigh Gas Partners LP and LGP Realty Holdings LP, as agent for and for the exclusive benefit of its permitted nominee, as provided in Section 14 below, or its permitted assigns (individually and collectively, “Buyer”), each a Delaware limited partnership with an address of 702 Hamilton Street, Suite 203, Allentown, PA 18101.  Joseph Gentile, Jr.

(“Covenantor”), an individual with an address at 52 Ivywood Drive, Clarks Summit, PA  18411, joins this Agreement pursuant to Section 18.

2.                                      Section 7(d)(1) of the Agreement is hereby amended and restated as follows:

Seller and Buyer shall each pay one-half (1/2) of the real estate transfer taxes relative to one transfer of each Property pursuant to this Agreement.

3.                                      Section 1(b) (State Street Property), the last sentence of Section 2(c) (Sub-Jobber Termination), Section 2(d) (McClane Company), and Section 13 (Environmental Conditions) of the Agreement are each hereby amended to provide that they shall survive the Closing.

4.                                      Notwithstanding the provisions of Section 3(d) (Inventory) of the Agreement, (i) LGO shall pay to Seller within five (5) business days after Effective Date of this Amendment an amount for Seller’s motor fuel inventory located at the Properties as of 12:01 a.m. on December 14, 2012 calculated as follows:  Seller’s Saleable motor fuel inventory to be priced at Seller’s cost on December 13, 2012; and (ii) LGO shall to pay to Seller within ten (10) business days after Effective Date of this Amendment an amount for Seller’s Saleable convenience store and cigarette inventory located at the Properties as of 12:01 a.m. on December 14, 2012 calculated as follows:  (x) Seller’s Saleable convenience store inventory (other than cigarettes) to be priced at 65% of Seller’s retail value; and (y) Seller’s Saleable cigarette inventory to be priced at Seller’s cost.

5.                                      Buyer hereby waives (i) its option to terminate the Agreement as set forth in Section 5 (Consents) and Section 6 (Due Diligence) of the Agreement; and (ii) the conditions to Closing as set forth in Section 7(e)(2) and 7(e)(3) of the Agreement.  Buyer further acknowledges that Seller shall have no liability with respect to lottery or cigarette sales occurring at the Properties after the Commencement Date of the Master Lease.

6.                                      Notwithstanding the provisions of Section 20 (Additional Covenants of Seller) (i)  the Seller’s obligations under Sections 20(a)(ii), 20(a)(iv), 20(a)(vi) (with respect to non-real estate assets only) and 20(b)(i) (with respect to non-real estate assets only), 20(b)(ii), and 20(b)(iv) of the Agreement shall terminate as of the Effective Date of this Amendment; and (ii) the Seller shall not be deemed to have violated Sections 20(b)(i) or 20(b)(ii) of the Agreement with respect to real estate assets by entering into the Master Lease.  In addition, Buyer and Seller agree that the Schedule attached hereto and designated as “Known Contamination” sets forth and constitutes the “Known Contamination” for purposes of Section 13 of the Agreement.

7.                                      Buyer agrees that at Closing it shall enter into an agreement with DL Realty which agreement shall contain with normal and customary terms and conditions and shall provide that if Buyer desires to sell the real estate located at 1219 Wheeler Avenue, Dunmore, PA  18512, Buyer shall notify DL Realty and offer DL Realty the opportunity to purchase the property before marketing the property to the public.

8.                                      Buyer and Seller have agreed that Seller and Lehigh Gas Wholesale LLC shall enter into a hauling contract containing mutually agreeable terms and conditions whereby Seller may haul petroleum products to the sites included in the Retail Business on the rate schedule attached hereto as the Exhibit entitled “Hauling Rate Schedule.”  In addition, Buyer has agreed that Lehigh Gas Wholesale LLC shall convert, at its expense, certain of Seller’s trucks to compressed natural gas subject to the occurrence of certain conditions and subject to certain terms, such conditions and terms to be mutually agreed upon by the parties.

9.                                      Buyer and Seller have agreed that the Assumed Contracts shall include a Subway Franchise Agreement associated with the Property located at 401 West Harford, Milford Pennsylvania.  The Purchase Price shall be increased $7,500.00 to reflect this additional Assumed Contract.

10.                               Notwithstanding anything to the contrary in the Agreement, on the Effective Date of this Amendment:

(a)                                 Seller and Lehigh Gas Corporation shall each execute and deliver a Mutual Agreement to Terminate Sub-Jobber Agreement pursuant to Section 2(c) of the Agreement.

(b)                                 Buyer shall pay over to the Escrow Agent the Second Deposit.

(c)                                  Buyer shall pay to Seller that portion of the Purchase Price allocated to Equipment, Furniture and Fixtures (“EFF”) ($1,100,000).

(d)                                 Buyer shall pay $500,000 to Joseph Gentile, Jr. pursuant to Section 18 (Non-Compete Agreement) of the Agreement.

(e)                                  Seller shall deliver to Buyer the following:

(i)                                     A duly executed Personal Property Bill of Sale(s) and a duly executed Inventory Bill of Sale(s).

(ii)                                  A duly executed Assignment and Assumption of Assumed Contracts.

(iii)                               A duly executed Non-Compete Agreement.

(f)                                   Buyer shall deliver to Seller the following:

(i)                                     An Assignment and Assumption Agreement for the Assumed Contracts duly executed by LGO.

(ii)                                  A duly executed Non-Compete Agreement.

11.                               During the term of the Master Lease, Buyer shall:

(a)                                 operate the Retail Business in substantially the same manner as presently conducted and use its best efforts to preserve intact its present business and business organization and to maintain its relations and goodwill with payors, suppliers, employees and others having a business relationship with it;

(b)                                 maintain the EFF in good operating order and condition, reasonable wear and tear excepted;

(c)                                  maintain insurance on the EFF at full replacement value; and

(d)                                 promptly advise Seller in writing of the commencement of, or the threat of, any material dispute, claim, action, suit, proceeding, arbitration or investigation by, against or affecting the Retail Business.

12.                               In the event that Buyer fails to close on any of the Properties as set forth in the Agreement, Buyer agrees that it shall (i) transfer, assign and deliver to Seller all Personal Property located at any such Properties and all Inventory then located at any such Properties; (ii) assign to Seller all right, title and interest in and to any Assumed Contracts associated with any such Properties (provided that if such re-assignment is not immediately permissible, then Buyer shall assist with a transition period to allow such re-assignment); and (iii) make any employees attached to such Properties available for employ by Seller.  Buyer shall reimburse Seller for all reasonable out-of-pocket expenses arising in connection with the foregoing, shall reimburse Buyer for any claims or damages arising out of the transactions described in the Lease and this Amendment, and Seller shall pay to Buyer (i) within five (5) business days after the transfer of the Inventory an amount for the motor fuel inventory located at any such Properties calculated as follows:  Saleable motor fuel inventory to be priced at Buyer’s cost as of the day of transfer to Seller; and (ii) within ten (10) business days after the transfer of the Inventory an amount for the Saleable convenience store and cigarette inventory located at any such Properties calculated as follows:  (x) Saleable convenience store inventory (other than cigarettes) to be priced at 65% of Buyer’s retail value; and (y) Saleable cigarette inventory to be priced at Buyer’s cost.

11.                               Miscellaneous. This Amendment constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous representations, agreements and understandings, whether written or oral.  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.  Executed signature pages to this Amendment may be exchanged by facsimile transmission or electronic mail between the parties.  Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain unchanged and in full force and effect.  If a conflict between this Amendment and the Agreement exists, the terms of this Amendment shall control.  The Background provisions set forth above are incorporated herein by reference.

SIGNATURES ON FOLLOWING PAGE

IN WITNESS WHEREOF, the parties hereto, being authorized to do so and intending to be legally bound hereby, have duly executed and entered into this Agreement as if under seal on the date first set forth above.

BUYER:

ATTEST:	Lehigh Gas Partners LP, a Delaware limited partnership

By: Lehigh Gas GP LLC, a Delaware limited liability company, its General Partner

/s/ Joseph V. Topper, Jr.	By:	/s/ David Hrinakk
	Name:	David Hrinak
	Title:	President

ATTEST:	LGP Realty Holdings LP, a Delaware limited partnership

By: LGP Realty Holdings GP LLC, a Delaware limited liability company, its General Partner

/s/ Joseph V. Topper, Jr.	By:	/s/ David Hrinak
	Name:	David Hrinak
	Title:	Vice President

SELLER:

ATTEST:	Dunmore Oil Co., Inc., a Pennsylvania corporation

/s/ David Nothdurft	By:	/s/ Joseph J. Gentile, Jr.
	Name:	Joseph J. Gentile, Jr.
	Title:	President

ATTEST:	JoJo Oil Company, Inc., a Pennsylvania corporation

/s/ David Nothdurft	By:	/s/ Joseph J. Gentile, Jr.
	Name:	Joseph J. Gentile, Jr.
	Title:	President

Hauling Rate Schedule

Known Contamination

See Attached.